Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 28, 2021)	Registration No. 333-258075

Holley Inc.

109,257,218 Shares of Common Stock

Up to 6,333,334 Shares of Common Stock Issuable Upon Exercise of the Warrants

Up to 6,333,334 Warrants

This prospectus supplement no. 3 is being filed to update and supplement information contained in the prospectus dated July 28, 2021 (the “Prospectus”) related to: (1) the issuance by us of up to 6,333,334 shares of our common stock, par value $0.0001 per share, that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share of common stock; and (2) the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of (i) up to 109,257,218 shares of common stock and (ii) up to 6,333,334 warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 12, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Any document, exhibit or information contained in the Current Report that has been deemed furnished and not filed in accordance with Securities and Exchange Commission rules shall not be included in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and our warrants are listed on the New York Stock Exchange under the symbols “HLLY” and “HLLY WS,” respectively. On August 11, 2021, the closing price of our common stock was $11.75 per share and the closing price of our warrants was $2.71 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 17 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 10, 2021

HOLLEY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39599	87-1727560
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1801 Russellville Road, Bowling Green, KY	42101
(Address of principal executive offices)	(Zip Code)

(270) 495-4081

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	HLLY	New York Stock Exchange
Warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	HLLY WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 10, 2021, Holley Inc. (the “Company”) entered into (i) a Non-Disclosure Agreement with Sentinel Capital Partners, L.L.C. (“Sentinel”), which beneficially owns approximately 58% of the Company’s outstanding common stock, and Owen Basham and James Coady, each of whom were nominated to serve as a director of the Company by certain affiliates of Sentinel pursuant to a stockholders’ agreement (the “Stockholders’ Agreement”) between the Company and certain affiliates of Sentinel and MidOcean US Advisor, LP (“MidOcean”), and (ii) a Non-Disclosure Agreement with MidOcean, which beneficially owns approximately 10% of the Company’s outstanding common stock, Matthew Rubel, who was nominated to serve as a director of the Company by certain affiliates of MidOcean pursuant to the Stockholders’ Agreement, and Graham Clempson, in his capacity as observer of the board of directors of the Company. The Non-Disclosure Agreements provide that (i) Messrs. Basham and Coady may share certain confidential information obtained in their capacity as directors of the Company with Sentinel and certain Sentinel representatives and (ii) Messrs. Rubel and Clempson may share certain confidential information obtained in their capacity as director or board observer, as applicable, with MidOcean and certain MidOcean representatives. Under the Non-Disclosure Agreements, Sentinel and MidOcean have each agreed to keep all confidential information shared pursuant to their respective Non-Disclosure Agreement strictly confidential and not disclose such information to any person other than certain representatives for certain specified permissible uses, subject to the terms and conditions of the applicable Non-Disclosure Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreements, which are attached hereto as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Item 4.01	Changes in Registrant’s Certifying Accountant.

As previously disclosed, on July 16, 2021, the Company announced the consummation of the previously announced business combination pursuant to that certain Agreement and Plan of Merger dated March 11, 2021, by and among Empower Ltd., Empower Merger Sub I Inc., Empower Merger Sub II, LLC, and Holley Intermediate Holdings, Inc. (“Holley Intermediate”). For accounting purposes, Holley Intermediate is considered the accounting acquirer in the business combination. Grant Thornton LLP (“Grant Thornton”) was the independent registered public accounting firm for Holley Intermediate and its subsidiaries prior to the consummation of the business combination.

In connection with the consummation of the business combination, the Company changed its name from Empower Ltd. to Holley Inc. Marcum LLP (“Marcum”) has served as the Company’s independent registered public accounting firm since its inception in 2020.

(a) Dismissal of Independent Registered Public Accounting Firm

On August 10, 2021, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company dismissed Marcum as the Company’s independent registered public accounting firm.

Marcum’s reports on the Company’s consolidated financial statements as of December 31, 2020 and for the period from August 19, 2020 (inception) through December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from August 19, 2020 (inception) through December 31, 2020, and the subsequent interim period through August 10, 2021, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Marcum on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Marcum’s satisfaction, would have caused Marcum’s to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K other than the material weakness in internal controls identified by the Company’s management related to the accounting treatment for warrants issued in connection with the Company’s initial public offering and an agreement providing for the sale of forward purchase units to certain investors in a private placement, which resulted in the restatement of the Company’s financial statements as set forth in the Company’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2020, as filed with the SEC on May 19, 2021.

The Company has requested that Marcum furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 11, 2021, is filed as Exhibit 16.1 to this Report.

(b) Engagement of Independent Registered Public Accounting Firm

On August 10, 2021, the Audit Committee engaged Grant Thornton LLP as the Company’s independent registered public accounting firm.

During the period from August 19, 2020 (inception) through December 31, 2020, and the subsequent interim period through August 10, 2021, neither the Company nor anyone on its behalf has consulted with Grant Thornton regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Non-Disclosure Agreement, dated as of August 10, 2021, between the Company, Sentinel Capital Partners, L.L.C., Owen Basham and James Coady

10.2	Non-Disclosure Agreement, dated as of August 10, 2021, between the Company, MidOcean US Advisor, LP, Matthew Rubel and Graham Clempson

16.1	Letter from Marcum LLP addressed to the Securities and Exchange Commission, dated as of August 11, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLEY INC.

	By:	/s/ Dominic Bardos
Name: Dominic Bardos
Date: August 11, 2021		Title: Chief Financial Officer